Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

FAQ

General

Q. What is being announced today?

A. Rovi Corporation and Sonic Solutions today announced that the two companies have signed a definitive agreement for Rovi to acquire Sonic in a stock and cash transaction.

Q. Who is Sonic?

A. Sonic is a provider of digital video processing, playback and distribution technologies. Sonic has licensed its leading cloud-based digital media delivery infrastructure known as RoxioNow, to major retailers, movie studios and CE manufacturers. RoxioNow incorporates a catalog of over 10,000 movies and TV programs that are accessible through personal computers and over 8,000 connected CE devices. Sonic’s DivX offering is distributed in over 350 million CE devices. The DivX player software is downloaded over 100 million times per year and 500 million times cumulatively, and the DivX player software had over 2.5 billion launches since 2009. Sonic’s Roxio consumer products ship on over 90 million PCs and mobile devices each year.

More information on Sonic Solution’s portfolio:

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RoxioNow – the RoxioNow service, formerly known as CinemaNow, is a white label cloud based video distribution service. RoxioNow is well known to Rovi as we have done extensive integration with several of Sonic’s customers, such as Blockbuster and Best Buy (who now own the brand name CinemaNow). We are excited about the prospects of closer integration with TotalGuide, Rovi Metadata, search, recommendations and the other services in the Rovi Media Cloud.

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DivX – is comprised of core solutions including codecs, DRM, media players and device certification services targeting CE manufacturers. We share many customers as their customers are large CE manufacturers and we envision an expanded value proposition for these customers as we integrate the companies.

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Professional Technology – provides encoding solutions to companies that create professional video, such as Hollywood studios and even hardware manufacturers who capture video. Rovi has in the past integrated our RipGuard solution with one of the Sonic professional products. A brand many may know from this division is MainConcept, which is a widely used encoder.

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Roxio – is a leading media management suite of software well known in the consumer market. Roxio branded products are sold in retail, online and pre-loaded on PCs from major OEMs such as Dell and HP. This is a successful business that we anticipate will have relevance to our personal media manager among other ties to Rovi solutions

Q. Why has Rovi decided to purchase Sonic Solutions?

A. The acquisition of Sonic is consistent with Rovi’s strategic vision and focus on providing digital entertainment solutions. The acquisition will enable Rovi to broaden its solutions to content owners, device makers, retailers and operators. Sonic’s broad offerings coupled with Rovi’s guide software and metadata is expected to enhance Rovi’s ability to offer an end to end digital entertainment solution, enabling customers and consumers to create, discover, manage, distribute, and enjoy entertainment content.

Q. How is the acquisition of Sonic Solutions structured?

A. The two companies have signed a definitive agreement for Rovi to acquire Sonic in a stock and cash transaction. The enterprise value of the transaction is approximately $720 million and the per share value of Sonic common stock at signing of the agreement is $14.17, a 38% premium to Sonic’s 30 day average per share price. The acquisition is structured as an exchange offer for all of the outstanding shares of Sonic common stock followed by a merger.

Q. What is the price of the acquisition?

A. Under the terms of the agreement, which has been approved by both Boards of Directors, Sonic shareholders may elect to receive either $14.00 or 0.2489 shares of Rovi common stock for each share tendered and accepted in the exchange offer, subject to proration and adjustment pursuant to the definitive agreement. Cash consideration paid in the exchange offer will equal 55 percent of the aggregate value of consideration paid in the exchange offer and stock consideration issued in the exchange offer will equal 45 percent of the consideration, with shares of Rovi common stock being valued at $56.24 (the average closing price of Rovi common stock over the 20 trading days ending immediately prior to the date of the agreement) for purposes of such calculation. Upon consummation of the exchange offer, Rovi intends to complete a merger in order to acquire all the shares of Sonic common stock that remain outstanding after the completion of the exchange offer. If the initial exchange offer and related actions permitted by the agreement do not result in Rovi owning at least 90 percent of the outstanding shares of Sonic common stock, the consideration paid to Sonic shareholders in the merger may consist entirely of Rovi common stock at an exchange ratio of 0.2489 shares of Rovi common stock. Upon completion of the merger, Sonic Solutions will become a wholly-owned subsidiary of Rovi.

Q. When do you expect the exchange offer to close?

A. The exchange offer is expected to close during the first quarter of 2011 and is subject to regulatory approvals and customary closing conditions.

Q. Will there be layoffs as a result of the acquisition?

A. We are analyzing both organizations and evaluating the ongoing needs. Nothing will be known until after closing.

Q. What will happen to the Sonic Management team?

A. Rovi’s management team will be assessing the combined company’s needs and will make organizational announcements after the close of the transaction.

Q. When do you expect to integrate the Sonic technology?

A. We will develop a plan to integrate the technologies over time. We expect that integration work would begin upon the close of the second-step merger and that it will take an extended period of time to accomplish all that is envisioned.

Q. Do you anticipate any issues in obtaining approvals for this acquisition?

A. The exchange offer is subject to customary closing conditions and regulations.

Q. Will Rovi keep the Sonic brands?

A. Sonic has several strong consumer brands that are valuable to the combined company. During the integration process we will analyze the brands and what role each will play in the combined organization.

Q. Will RoxioNow and DivX be integrated with TotalGuide?

A. RoxioNow was integrated into TotalGuide as part of a separate commercial customer relationship with Blockbuster. As part of a separate customer relationship with Best Buy, work is already underway to integrate with Best Buy’s store powered by RoxioNow. As part of integration planning we will be considering what role DivX solutions will play with TotalGuide.

Q. There were plans for integration between Sonic and DivX, what happens to those plans?

A. Rovi and Sonic will operate as separate companies until the close of the transaction. Upon the close of the second-step merger, decisions regarding the DivX/Sonic integration plan will be communicated. It is expected that there may be some impact on the DivX/Sonic integration plans, but we cannot be specific at this time.

Q. How does today’s news benefit Rovi’s customers or partners?

A. As a combined company, Rovi and Sonic will be able power the next wave of digital entertainment offerings with content discovery, delivery, and enhanced interactivity capabilities that support advertising and drive consumer engagement. Backed by detailed metadata and tested retail components, the companies’ customers will benefit from synergistic technologies that allow consumers to create, find, access, manage, enjoy and experience digital media from the broadest range of digital devices.

Q. Will the integration impact Sonic’s relationship with Best Buy?

A. Rovi is excited about how the company can continue to work with Best Buy. We do not anticipate significant changes to our and Sonic’s customer relationships and hope to expand upon the services that we provide to them.

Customer Q&A

Q: Will this affect current Rovi or Sonic contracts?

A: We do not anticipate that there will be changes to existing contracts.

Q: What about deals currently in process?

A: It is business as usual until the close of the second-step merger. Each company shall continue to act independently until the closing but can begin work on integration planning immediately.

Q: Will this affect how I receive my solutions today?

A: You will continue to receive your solutions in the same distribution and delivery system in place today for both Rovi and Sonic.

Q. Will any products be end of lifed or altered?

A. There are no immediate plans to end of life or change product plans. Of course as we assess integration we will gain a clearer picture. Rovi does not expect to make any changes to the general direction of Sonic products. For example, we expect the RoxioNow solution to remain as the white label solution for video distribution.

Q: Who do I contact if I need Sonic support?

A: Until the close of the second-step merger, back office support offered today will not change – you should still call Sonic. Following the closing, Rovi will contact you with any changes in contacts or customer support.

Q. Who should customers contact with questions about the acquisition and how that affects their business today?

A. Until the close of the second-step merger, customers and partners should contact their current sales and customer support contacts, as those have not changed. Following the closing, Rovi will contact the customer with any changes in contacts or customer support.

Employee Q& A

Q. Will the acquisition affect employee benefits?

A. Employee benefits will not be impacted prior to closing. Any changes will be evaluated by the integration team and be communicated after closing.

Q. What planned projects will be impacted by integration?

A. We are still evaluating the planned projects, but teams should continue to work on all projects to which they have been assigned. Until the closing of the second-step merger, the companies remain two independent companies.

Q. I know people at Sonic, can I contact them?

A. We are asking that Rovi employees refrain from contacting anyone at Sonic until after the closing of the second-step merger. Prior to closing, integration planning is being handled by a team tasked with responsibility for the planning. Actual integration is not allowed to occur until following the closing.

Q. What should I do if I am contacted by a reporter or an analyst with questions about the acquisition?

A. If you are contacted by any member of the media or analyst community, please do not provide any comment or answer any questions. Simply thank them for their interest and refer the person directly to our public relations team:

Yvette Castanon, Rovi Corporation

408-239-9131

yvette.castanon@rovicorp.com

Linda Quach, Rovi Corporation

408-562-8504

linda.quach@rovicorp.com

Q. How will the combined organization be structured?

A. During the integration process we will analyze the Sonic Solutions and determine how they best fit into the organization.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of

Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945 , attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable and structure of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made by Rovi and Sonic in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.

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